                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                               FP Bancorp, Inc.
                         ----------------------------
                               (Name of Issuer)


                   COMMON STOCK, par value $.001 per share
                  ------------------------------------------
                        (Title of Class of Securities)


                                  302551106
                                --------------
                                (CUSIP Number)

   Catherine A. Lawton, c/o Sandler O'Neill & Partners, L.P., Two World Trade Center - 104th Floor, New York, NY 10048 (212) 466-7700
   --------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  4/26/95**
                              ------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See Explanatory Note on page 3.

                                 Page 1 of 7
                        No Exhibits are filed herewith.

                                  SCHEDULE 13D

CUSIP NO. 302551106                                                                          PAGE   2   OF   7     PAGES
          ---------                                                                               -----     ----


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
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Sandler O'Neill & Partners Corp.
                 13-3481255
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    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                   (a) / /
                                                                                                                            (b) / /

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    3   SEC USE ONLY

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    4   SOURCE OF FUNDS*

                 WC

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    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 / /

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    6   CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York

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                            7   SOLE VOTING POWER

                                         92,228
        NUMBER OF       ------------------------------------------------------------------------------------------------------------
         SHARES             8   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
          EACH
        REPORTING       ------------------------------------------------------------------------------------------------------------
         PERSON             9   SOLE DISPOSITIVE POWER
          WITH

                                         92,228
                        ------------------------------------------------------------------------------------------------------------
                           10   SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                92,228
------------------------------------------------------------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                  / /


------------------------------------------------------------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 3.5%
------------------------------------------------------------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

                 CO
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         EXPLANATORY NOTE: This Amendment No. 1 to Schedule 13D relating to FP Bancorp, Inc. is being filed on behalf of the undersigned to amend the undersigned's Schedule 13D dated April 26, 1995 (the "Schedule 13D") to correct the undersigned's percentage interest in the Issuer as of the original filing date of the Schedule 13D. The percentages included in the Schedule 13D were calculated based upon an aggregate of 1,821,879 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, in accordance with Rule 13d-1(e) of the Securities and Exchange Commission. As disclosed in the Issuer's Quarterly Report on Form 10-QSB for the Quarter ended June 30, 1995 (the "Second Quarter 10Q"), the Issuer completed the acquisition of Overland Bank on April 1, 1995 and, in connection therewith, issued 826,000 shares of Common Stock, resulting in an increase in the total number of shares of Common Stock outstanding to 2,648,016 shares. Accordingly, the percentage reported as beneficially owned by SOP Corp. as of May 15, 1995 should have been 3.5% rather than 5.1%.

         Schedule 13D is hereby amended in its entirety to read as follows:

ITEM 1.          SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, par value $.001 per share ("Common Stock"), of FP Bancorp, Inc. (the "Issuer"), a Delaware corporation having its principal office at 613 West Valley Parkway, Escondido, California 92025.

ITEM 2.          IDENTITY AND BACKGROUND.

(a) This statement is being filed by Sandler O'Neill & Partners Corp., a New York corporation ("SOP Corp.").

         SOP Corp. is the sole general partner of Sandler O'Neill & Partners, L.P., a Delaware limited partnership ("Sandler O'Neill"), and is the sole shareholder of Two Wall Capital Corporation, a New York corporation ("TWCC"). TWCC is the sole general partner of 1993 SOP Partners, L.P., a New York limited partnership ("1993 SOP Partners"). The principal business of each of SOP Corp., TWCC and 1993 SOP Partners is investment. Sandler O'Neill is a registered broker/dealer principally engaged in securities trading and investment banking activities.

         The name and title of each executive officer, director and controlling person of SOP Corp. and TWCC (the "Covered Persons") is set forth below:

         Richard S. Bookbinder                  Director and Vice President
         Mark B. Cohen(1)                       Director and Vice President

         Hanif M. Dahya                         Director and Vice President
         May F. Della Pietra                    Director and Secretary/Treasurer
         Jonathan J. Doyle(1)                   Director and Vice President
         James J. Dunne III                     Director and Vice President
         Marc L. Flaster                        Director and Vice President
         Thomas Glasser(1)                      Director and Vice President
         Paul R. Haklisch(1)                    Director and Vice President
         Ronald A. Herzlinger                   Director and Vice President
         Catherine A. Lawton(1)                 Director and Vice President
         T. Joseph Longino, Jr.(1)              Director and Vice President
         Kenneth M. McBrayer                    Director and Vice President
         Thomas F. O'Neill                      Director and Vice President
         Fred D. Price                          Director and Vice President
         Christopher Quackenbush                Director and Vice President
         Herman S. Sandler                      Director and President
         Bruce E. Simmons(1)                    Director and Vice President
         John B. Thompson II                    Director and Vice President

---------------------
(1)      SOP Corp. only.

(b) The address of the principal offices of each of SOP Corp., Sandler O'Neill, TWCC and 1993 SOP Partners is Two World Trade Center - 104th Floor, New York, New York 10048. The business address of each of the Covered Persons is Sandler O'Neill & Partners, L.P., Two World Trade Center - 104th Floor, New York, New York 10048.

(c) The present principal occupation or employment of each of the Covered Persons is as a principal of Sandler O'Neill.

(d) During the last five years, none of SOP Corp., Sandler O'Neill, TWCC, 1993 SOP Partners or any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of SOP Corp., Sandler O'Neill, TWCC, 1993 SOP Partners or any of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Covered Persons is a U.S. citizen.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS.

         On November 22, 1994, the Issuer issued and sold in a private placement an aggregate of 608,400 shares of Common Stock at a price of $5.15 per share (the "Offering"). In connection with the Offering, 1993 SOP Partners purchased 77,670 shares of Common Stock for an aggregate purchase price of $400,000.50. The funds for this purchase were provided by the working capital of 1993 SOP Partners. Also in connection with the Offering, Messrs. Haklisch and Doyle each purchased in their individual capacities 3,884 shares of Common Stock for an aggregate price to each of $20,002.60. The funds for these purchases were provided by Mr. Haklisch's and Mr. Doyle's personal funds.

         Shares of Common Stock are acquired by Sandler O'Neill from time to time in the ordinary course of its business as a registered broker-dealer and as a market maker for the Common Stock. The funds for such purchases are provided by the working capital of Sandler O'Neill.

ITEM 4.          PURPOSE OF TRANSACTION.

         The purpose for which the Common Stock was acquired by 1993 SOP Partners is for investment. As such, 1993 SOP Partners will continuously evaluate the business, prospects and financial condition of the Issuer, the market for the Common Stock and conditions in the economy and the financial institutions industry generally, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. Representatives of 1993 SOP Partners may from time to time seek discussions with the management of the Issuer regarding the business and policies of the Issuer. However, 1993 SOP Partners does not have any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Shares of Common Stock are acquired by Sandler O'Neill in the ordinary course of its business as a registered broker-dealer and as a market maker for the Common Stock. In the ordinary course of its business, Sandler O'Neill continuously evaluates the business, prospects and financial condition of the Issuer, the market for its securities and conditions in the economy and the financial institutions industry generally, all with a view to determining whether to hold, decrease or increase its investment in the securities of the Issuer, through open market, privately negotiated or any other transactions. Sandler O'Neill may also cease its activities as a market maker in the Common Stock at any time. Sandler O'Neill does not have any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) As of May 15, 1995, 1993 SOP Partners beneficially owned an aggregate of 77,670 shares of the Common Stock. Sole voting and dispositive power over such shares is vested in 1993 SOP Partners; however, TWCC, as the sole general partner of 1993 SOP Partners, and SOP Corp., as the sole shareholder of TWCC, may be deemed to beneficially own such shares of Common Stock.

         The number of shares of Common Stock held by Sandler O'Neill at any given time can be expected to fluctuate and for general reporting purposes is calculated at the end of each trading day. As of May 15, 1995, Sandler O'Neill owned an aggregate of 14,558 shares of Common Stock. Sole voting and dispositive power over such shares is vested in Sandler O'Neill; however, SOP Corp., as the sole general partner of Sandler O'Neill, may be deemed to beneficially own such shares of Common Stock.

         Accordingly, as reported on the original Schedule 13D, as of May 15, 1995, SOP Corp. may be deemed to beneficially own an aggregate of 92,228 shares of Common Stock. Based upon an aggregate of 1,821,879 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, such shares would represent an aggregate of 5.06% of the Common Stock outstanding, as reported on the original Schedule 13D.

         As noted above, the percentage set forth in the preceding paragraph was calculated based upon an aggregate of 1,821,879 shares of Common Stock outstanding, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995, in accordance with Rule 13d-1(e) of the Securities and Exchange Commission. As disclosed in the Second Quarter 10Q, the Issuer completed the acquisition of Overland Bank on April 1, 1995 and, in connection therewith, issued 826,000 shares of Common Stock, resulting in an increase in the total number of shares of Common Stock outstanding to 2,648,016 shares. Accordingly, the percentage reported as beneficially owned by SOP Corp. as of May 15, 1995 should have been 3.48% rather than 5.06%.

         As of May 15, 1995, Messrs. Doyle and Haklisch each beneficially owned 3,884 shares of Common Stock, each position representing 0.15% of the outstanding Common Stock. Messrs. Haklisch and Doyle have sole voting and dispositive power over their respective shares.

         Except as set forth above, as of May 15, 1995, none of SOP Corp., Sandler O'Neill, TWCC, 1993 SOP Partners or any of the Covered Persons beneficially owns any other shares of Common Stock.

(c) During the sixty days prior to May 15, 1995, none of SOP Corp., TWCC, 1993 SOP Partners or any of the Covered Persons effected any transactions in the Common Stock.

         During the sixty days prior to May 15, 1995, Sandler O'Neill effected the following transactions in the Common Stock in open market transactions with brokers:

                                                               Number                 Price
           Date                     Action                    of Shares             per Share
           ----                     ------                    ---------             ---------
         4/03/95                    Bought                     2,734                $5.75
         4/04/95                    Bought                     2,772                 5.75
         4/13/95                    Sold                         750                 6.50
         4/13/95                    Bought                       750                 6.50
         4/13/95                    Sold                         650                 6.50
         4/17/95                    Bought                       650                 6.50
         4/17/95                    Sold                         750                 6.50
         4/17/95                    Sold                         500                 6.3125
         4/17/95                    Sold                       1,000                 6.25
         4/18/95                    Sold                         350                 6.50
         4/18/95                    Sold                         200                 6.50
         4/18/95                    Bought                       342                 6.00
         4/24/95                    Bought                       111                 5.50
         4/24/95                    Bought                     6,569                 5.50
         4/26/95                    Bought                     2,000                 5.50
         4/26/95                    Sold                       2,000                 5.50
         4/26/95                    Bought                     2,000                 5.50
         4/26/95                    Bought                     2,256                 5.50
         5/01/95                    Sold                       3,000                 5.625
         5/08/95                    Bought                     6,024                 5.625
         5/10/95                    Sold                         700                 5.875
         5/11/95                    Sold                       1,750                 5.75

(d) Not applicable.

(e) After giving effect to the Issuer's issuance of shares of its Common Stock in connection with Issuer's merger with Overland Bank as of April 1, 1995 as discussed above, at no time from and including April 26, 1995 (the date of the original Schedule 13D) has SOP Corp. beneficially owned in excess of 5% of the Common Stock.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 31, 1995

                                            SANDLER O'NEILL & PARTNERS CORP.

                                            By:/s/ Herman S. Sandler
                                               --------------------------------
                                                 Herman S. Sandler
                                                 President

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